UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Name of Registrant as Specified in Its Charter)

STILWELL ACTIVIST INVESTMENTS, L.P. Stilwell Value Partners VII, L.P. Stilwell Activist Fund, L.P. Stilwell Value LLC Joseph D. Stilwell Paula J. Poskon kerry g. campbell
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

__________________________________

2019 ANNUAL MEETING OF STOCKHOLDERS

__________________________________

SUPPLEMENT DATED NOVEMBER 19, 2019

TO THE PROXY STATEMENT

OF

Stilwell Activist Investments, L.P.

DATED october 29, 2019

__________________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

Dear Fellow Stockholder:

Stilwell Activist Investments, L.P. (“Stilwell Activist Investments”), Stilwell Value Partners VII, L.P., Stilwell Activist Fund, L.P. (“Stilwell Activist Fund”), Stilwell Value LLC and Joseph Stilwell (collectively, “Stilwell,” “we” or “our”), together with the other participants in this solicitation, are sending you this proxy statement supplement and accompanying GREEN proxy card in connection with the solicitation of proxies in connection with the 2019 annual meeting of stockholders of Wheeler Real Estate Investment Trust, Inc. (“Wheeler” or the “Company”) scheduled to be held at the Hilton Garden Inn Virginia Beach Oceanfront, located at 3315 Atlantic Avenue, Virginia Beach, Virginia 23451 on December 19, 2019 at 9:30 a.m., Eastern Standard Time (including any adjournments or postponements thereof and any meeting that may be called in lieu thereof, the “Annual Meeting”).

Stilwell filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on October 29, 2019. The Company filed its definitive proxy statement for the Annual Meeting with the SEC on November 8, 2019. This supplement discloses certain information about the Annual Meeting included in the Company’s definitive proxy statement that had not been publicly available at the time we filed our definitive proxy statement. Except as specifically modified or supplemented by the information contained in this supplement, all information set forth in our definitive proxy statement remains applicable.

As set forth in our definitive proxy statement, the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is November 11, 2019 (the “Record Date”). Stockholders who own shares as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s definitive proxy statement, as of the Record Date, there were 9,693,271 shares of Common Stock of the Company outstanding.

IF YOU HAVE SUBMITTED A GREEN PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN PROXY CARD. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED PROXY CARD WILL COUNT.

We are seeking your support at the Annual Meeting to elect Stilwell’s three (3) nominees, Joseph D. Stilwell, Paula J. Poskon and Kerry G. Campbell (collectively, the “Nominees”), to the Company’s Board of Directors (the “Board”).

As the Company has nominated eight (8) candidates for election at the Annual Meeting, we are “rounding out” our slate of three (3) candidates by permitting stockholders to also vote for the Company’s nominees other than David Kelly, Jeffrey M. Zwerdling and John McAuliffe. This gives stockholders the ability to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected. Unless instructed otherwise, proxies will be voted: (1) for the election of Stilwell’s Nominees, Joseph D. Stilwell, Paula J. Poskon and Kerry G. Campbell, (2) against the advisory vote to approve the Company’s executive compensation, (3) for the ratification of Cherry Bekaert LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, and (4) against approval of the Company’s 2019 Long-Term Incentive Plan.

According to the Company’s definitive proxy statement, stockholder proposals including nominations for persons for election to the Board, for the Company’s 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”) must be received by the Company between June 11, 2020 and July 11, 2020, and must otherwise comply with the rules promulgated by the SEC to be considered for inclusion in its proxy statement for that year. Any stockholder proposal, whether or not to be included in the Company’s proxy materials, must be sent to Wheeler’s Corporate Secretary, Angelica Beltran, at Riversedge North, 2529 Virginia Beach Blvd., Suite 200, Virginia Beach, Virginia 23452.

According to the Company’s definitive proxy statement, the Company’s Bylaws provide that any stockholder entitled to vote at the Annual Meeting in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholders’ intention to make such nomination has been delivered personally to, or has been mailed to and received by the Secretary at the principal office of the Company not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting and must otherwise comply with the notice procedures set forth under the Company’s Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2020 Annual Meeting is based on information contained in the Company’s definitive proxy statement and the Bylaws. The incorporation of this information in this supplement should not be construed as an admission by any of the participants in this solicitation that such procedures are legal, valid or binding.

For details regarding the qualifications of our Nominees, please see our definitive proxy statement filed with the SEC on October 29, 2019. If you need another copy of our definitive proxy statement or this supplement, please contact Okapi Partners LLC, which is assisting Stilwell with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this supplement.

This supplement is dated November 19, 2019, and is first being furnished to stockholders of the Company on or about November 19, 2019. This supplement should be read in conjunction with Stilwell’s definitive proxy statement filed with the SEC on, and first furnished to stockholders of the Company on or about October 29, 2019.

If you are a stockholder as of the Record Date, all GREEN proxy cards that have been submitted in connection with our mailing to stockholders of a proxy statement and proxy card on October 29, 2019 remain valid and will be voted at the Annual Meeting as marked.

2

THEREFORE, IF YOU HAVE SUBMITTED A GREEN PROXY CARD SINCE October 29, 2019, AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION, AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN PROXY CARD, AND YOU SHOULD DISCARD AND NOT VOTE ANY WHITE PROXY CARDS.

THIS SOLICITATION IS BEING MADE BY STILWELL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

Stilwell URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD IN FAVOR OF THE ELECTION OF STILWELL’S NOMINEES. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.okapivote.com/wheeler

3

ADDITIONAL PARTICIPANT INFORMATION

As set forth in Stilwell’s definitive proxy statement, Stilwell Activist Investments entered into a certain cash-settled total return swap agreement, pursuant to which it purchased certain cash-settled swaps (the “Swaps”) constituting economic exposure to notional shares of the Company’s Series D Cumulative Convertible Preferred Stock, no par value (the “Series D Preferred Stock”), with maturity dates of March 1, 2022. Since the filing of Stilwell’s definitive proxy statement, Stilwell Activist Investments has purchased additional Swaps on the dates and at the execution prices referenced in Schedule I, constituting economic exposure to an aggregate of 129,800 notional shares of the Series D Preferred Stock.

In addition, since the filing of Stilwell’s definitive proxy statement, Stilwell Activist Fund has entered into a certain cash-settled total return swap agreement, pursuant to which it purchased Swaps with maturity dates of March 1, 2022, on the dates and at the execution prices referenced in Schedule I, constituting economic exposure to an aggregate of 35,604 notional shares of the Series D Preferred Stock.

As of the date hereof, pursuant to the Swaps, Stilwell Activist Investments and Stilwell Activist Fund have an aggregate economic exposure of 369,261 notional shares of the Series D Preferred Stock. The Swaps provide Stilwell Activist Investments and Stilwell Activist Fund with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares of the Series D Preferred Stock that are the subject of the Swaps.

4

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
SINCE OCTOBER 29, 2019

Nature of the Transaction	Amount of Series D Preferred Stock	Price ($)	Date of Purchase/Sale

Stilwell Activist Investments, L.P.

Purchase of Cash-Settled Swap	18,700	15.4971	10/30/2019
Purchase of Cash-Settled Swap	5,000	15.2500	11/04/2019
Purchase of Cash-Settled Swap	50,000	14.9950	11/05/2019
Purchase of Cash-Settled Swap	16,100	14.9311	11/06/2019
Purchase of Cash-Settled Swap	10,000	14.9000	11/07/2019
Purchase of Cash-Settled Swap	30,000	14.8500	11/08/2019

Stilwell Activist Fund, L.P.

Purchase of Cash-Settled Swap	29,309	14.8768	11/12/2019
Purchase of Cash-Settled Swap	1,000	14.7500	11/13/2019
Purchase of Cash-Settled Swap	200	15.0000	11/15/2019
Purchase of Cash-Settled Swap	5,095	14.9990	11/18/2019

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Stilwell urges you to sign, date, and return the enclosed GREEN proxy card today to vote FOR the election of the Nominees and in accordance with Stilwell’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to Stilwell, c/o Okapi Partners LLC (“Okapi”), in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or through the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our three Nominees only on our GREEN proxy card. So please make certain that the latest dated proxy card you return is the GREEN proxy card.

Okapi is assisting Stilwell with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Call Toll-Free at: (877) 869-0171

E-mail: info@okapipartners.com

GREEN PROXY CARD

Wheeler Real Estate Investment Trust, Inc.

2019 ANNUAL MEETING OF Stockholders

THIS PROXY IS SOLICITED ON BEHALF OF Stilwell Activist Investments, L.P. and the other participants in its solicitation

THE BOARD OF DIRECTORS OF Wheeler Real Estate Investment Trust, Inc.
IS NOT SOLICITING THIS PROXY

P       R       O       X       Y

The undersigned appoints Ms. Megan Parisi, Ms. E. J. Borrack, Mr. Bruce H. Goldfarb, Ms. Teresa Huang, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Wheeler Real Estate Investment Trust, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company scheduled to be held at the Hilton Garden Inn Virginia Beach Oceanfront, located at 3315 Atlantic Avenue, Virginia Beach, Virginia 23451 on December 19, 2019 at 9:30 a.m., Eastern Standard Time (including any adjournments or postponements thereof and any meeting called in lieu thereof) (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Stilwell Activist Investments, L.P. (“Stilwell”), a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, “FOR” PROPOSAL 3, AND “AGAINST” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Stilwell’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GREEN PROXY CARD

[X] Please mark vote as in this example

STILWELL STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1. STILWELL RECOMMENDS THAT Stockholders VOTE AGAINST PROPOSAL 2, FOR PROPOSAL 3 AND AGAINST PROPOSAL 4.

1.	Stilwell’s proposal to elect Joseph D. Stilwell, Paula J. Poskon and Kerry G. Campbell as directors of the Company to serve until the 2020 annual meeting of stockholders.
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW
Nominees:	Joseph D. Stilwell Paula J. Poskon Kerry G. Campbell	☐	☐	☐ ________________ ________________

Stilwell does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for the substitute nominee(s), to the extent this is not prohibited under the organizational documents and applicable law. In addition, Stilwell has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the organizational documents and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

Stilwell intends to use this proxy to vote (i) “FOR” Joseph D. Stilwell, Paula J. Poskon and Kerry G. Campbell, and (ii) “FOR” the candidates who have been nominated by the Company other than David Kelly, Jeffrey M. Zwerdling and John McAuliffe, for whom Stilwell is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s). You may also withhold authority to vote for one or more of the candidates who have been nominated by the Company other than David Kelly, Jeffrey M. Zwerdling and John McAuliffe by writing the name of such nominee(s) below.

______________________________________________________________________________

2.	Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Company’s proposal to ratify the appointment of Cherry Bekaert LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2019.
☐ FOR	☐ AGAINST	☐ ABSTAIN

4. Company’s proposal to approve the 2019 Long-Term Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.